United States Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2001

DIALOG SEMICONDUCTOR PLC (Translation of Registrant's Name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Translation of registrant's name into English)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

TABLE OF CONTENTS
1. Other Events

On January 7, 2002, in Germany, the Company issued a press release announcing an expected write-off of investment in a silicon supplier. A copy of the Company's press release dated January 7, 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2. Exhibits

99.1 Press release of the Company dated January 7, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

                            Date  January 8, 2002            By /s/ ROLAND PUDELKO

                                                             Roland Pudelko
                                                             Executive Director, CEO and President

EXHIBIT INDEX

1. News release of the Company dated January 7, 2002.

NEWS RELEASE

Dialog Semiconductor expects a write-off of investment in silicon supplier

Kirchheim/ Teck-Nabern (Germany), January 7, 2001 - Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Neuer Markt: DLG), as part of its ongoing impairment review of its assets, expects to write-off up to EUR 42 million of its investment in silicon supplier ESM in its financial statements for the year ended December 31, 2001. Dialog currently owns approximately 19% of the outstanding share capital of ESM. Dialog's investment in ESM, totaling approximately EUR 42 million, is comprised of a cost basis equity investment, loans and advance payments for future silicon supplies. The write-off will result in a one time non-cash charge to pre-tax earnings of up to EUR 42 million in the fourth quarter of 2001.

As Dialog has secured its supply of silicon from multiple sources and maintains a buffer stock of silicon on hand, the company does not believe the uncertain situation at ESM will have any material negative impact on its operations. Dialog purchased approximately 14% (by value) of its silicon wafers in Q4 2001 from ESM. Financial statements for the year ended December 31, 2001 are expected to be published on February 20, 2002.

Dialog Semiconductor will hold a conference call regarding this press release on January 8th, 2002 at 12:30 pm UK-time (7:30 am Eastern time).

Information about Dialog Semiconductor

Dialog Semiconductor Plc develops and supplies mixed signal ASICs for wireless, communications and automotive applications. Dialog's power management and Audio CODEC ASICs developed in 100% CMOS are used by major handset OEMs (original equipment manufacturers).

The company focuses on high volume applications where it can exploit its mixed signal expertise, IP analog design library and quick execution from specification to delivery. Dialog's Quality and Environmental Management System is certified in accordance with ISO 14001 und QS 9000 at all major locations. The company is headquartered near Stuttgart, Germany with additional design centres in the UK, the USA, Sweden, Austria and Japan and employs 287 people globally.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges.

DISCLAIMER

This press-release contains "forward-looking statements". All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers and suppliers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Information about Dialog Semiconductor

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com